SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                              SCHEDULE 13G/A
                      AMENDMENT NO. 3 TO SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b),
    (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)




                    MARVEL ENTERPRISES, INC.
-------------------------------------------------------------------------
                        (Name of Issuer)



             Common Stock, par value $.01 per share
-------------------------------------------------------------------------
                 (Title of Class of Securities)



                           57383M108
-------------------------------------------------------------------------
                         (CUSIP Number)


                         March 9, 1999
-------------------------------------------------------------------------
    (Date of Event Which Requires Filing of this Statement)


Check  the  appropriate box to designate the rule pursuant  to  which  this
Schedule is filed:

       /  /   Rule 13d-1(b)
       /X /   Rule 13d-1(c)
       /  /   Rule 13d-1(d)


CUSIP No. 57383M108           13G/A

  1    NAME OF REPORTING PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE PERSONS (ENTITIES ONLY)

       Value Partners, Ltd., 75-2291866

  2    CHECK  THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP*                                           (a) /  /
                                                             (b) /  /


  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

     NUMBER OF        5   SOLE VOTING POWER           3,459,845
      SHARES
   BENEFICIALLY       6   SHARED VOTING POWER         0**
     OWNED BY
       EACH           7   SOLE DISPOSITIVE POWER      3,459,845
     REPORTING
    PERSON WITH       8   SHARED DISPOSITIVE POWER    0**

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,459,845**

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                          /  /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        10.3%**

  12    TYPE OF REPORTING PERSON*

        PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.



CUSIP No. 57383M108           13G/A

  1    NAME OF REPORTING PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE PERSONS (ENTITIES ONLY)

       Ewing & Partners, 75-2741747

  2    CHECK  THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP*                                           (a) /  /
                                                             (b) /  /


  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       Texas

     NUMBER OF        5   SOLE VOTING POWER           0
      SHARES
   BENEFICIALLY       6   SHARED VOTING POWER         0**
     OWNED BY
       EACH           7   SOLE DISPOSITIVE POWER      0
     REPORTING
    PERSON WITH       8   SHARED DISPOSITIVE POWER    0**

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0**

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                          /  /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%**

  12    TYPE OF REPORTING PERSON*

        PN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4



CUSIP No. 57383M108           13G/A

  1    NAME OF REPORTING PERSONS
       I.R.S.  IDENTIFICATION  NO.  OF  ABOVE PERSONS (ENTITIES ONLY)

       Timothy G. Ewing, ###-##-####

  2    CHECK  THE APPROPRIATE BOX IF A MEMBER
       OF A GROUP*                                           (a) /  /
                                                             (b) /  /


  3    SEC USE ONLY


  4    CITIZENSHIP OR PLACE OF ORGANIZATION

       United States of America

     NUMBER OF        5   SOLE VOTING POWER           1,990
      SHARES
   BENEFICIALLY       6   SHARED VOTING POWER         0**
     OWNED BY
       EACH           7   SOLE DISPOSITIVE POWER      1,990
     REPORTING
    PERSON WITH       8   SHARED DISPOSITIVE POWER    0**

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,990**

  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES*                                          /  /

  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

        0%**

  12    TYPE OF REPORTING PERSON*

        IN

     *SEE INSTRUCTIONS BEFORE FILLING OUT
     **BUT SEE ITEM 4.

                      AMENDMENT NO. 3 TO SCHEDULE 13G


     This Amendment No. 3 to Schedule 13G (this "Amendment") is being filed on behalf of Value Partners, Ltd., a Texas limited partnership ("Value Partners"), Ewing & Partners, a Texas general partnership ("Ewing & Partners"), and Timothy G. Ewing, the managing general partner of Ewing & Partners, as an amendment to the initial statement on Schedule 13G relating to shares of common stock, par value $.01 per share (the "Common Stock"), of Marvel Enterprises, Inc. (the "Company") as filed with the Securities and Exchange Commission (the "Commission") on October 9, 1998 , as amended by Amendment No. 1 to Schedule 13G filed with the Commission on January 14, 1999, and further amended by Amendment No. 2 to Schedule 13G filed with the Commission on February 1, 1999 (the "Initial Statement"). This Amendment is being filed to reflect an increase in beneficial ownership by Value Partners of the Company's Common Stock.

ITEM 4    OWNERSHIP:

          Item 4 of the Initial Statement is hereby amended and restated in its entirety to read as follows:

          See Items 5 through 11 on page 2 for Value Partners, page 3 for Ewing & Partners and page 4 for Mr. Ewing.

          On March 9, 1999, Value Partners acquired 75,000 shares of the Company's Preferred Stock ("Preferred Stock"). Additionally, on January 12, 1999, Value Partners received 10,607 shares of Preferred Stock as a dividend payment. Each share of Preferred Stock can be exchanged, at any time, by the holder thereof, for
          1.039 shares of Common Stock. Consequently, Value Partners has the sole power to vote and dispose of the 3,459,845 shares of Common Stock beneficially owned by it. Ewing & Partners, as general partner of Value Partners, may direct the vote and disposition of the 3,459,845 shares of Common Stock owned by Value Partners. Similarly, Mr. Ewing, as managing general partner of Ewing & Partners, may direct the vote and disposition of the 3,459,845 shares of Common Stock owned by Value Partners.

          Mr. Ewing has the sole power to vote and dispose of the 1,990 shares of Common Stock beneficially owned by him. Mr. Ewing does not share the power to vote or to direct the vote of, or the power to dispose or to direct the disposition of the 1,990 shares of Common Stock owned by him.



                                 SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.


               Date:  March 16, 1999


                            VALUE PARTNERS, LTD.

                                   By:  EWING & PARTNERS
                                        as General Partner


                                        By:  /S/TIMOTHY G. EWING
                                             ---------------------------
                                             Timothy G. Ewing
                                             as Managing Partner

                                   EWING & PARTNERS

                                   By:  /S/TIMOTHY G. EWING
                                        ---------------------------
                                        Timothy G. Ewing
                                        as Managing Partner


                                   /S/TIMOTHY G. EWING
                                   ---------------------------
                                   Timothy G. Ewing